Exhibit 99.1

Relational Investors

Moderator: Ralph Whitworth

November 8, 2005

10:00 a.m. EST

RALPH WHITWORTH, RELATIONAL INVESTORS:  OK, good morning.  Let’s get started here.  First we have to thank the people that have that are in the overflow rooms.  We set this up about a month ago prior to some of the most recent developments and obviously there is a ton more interest in this situation now.  We planned for a couple hundred people and we have about 400 that have appeared here today.

We appreciate your interest, very intriguing situation here and we are going to talk a little bit more about it right now. There will be presentation s that are passed out at the end of the presentation today.  In that there are some disclaimers that we would like all of you to refer to as you review it. We don’t want you to stop and read this right now. OK let me introduce myself and some of the other panelists here.

I am Ralph Whitworth with Relational Investors, one of the founders and principals.  I am here with several members of our group today, but my partner David Batchelder, we started the company together.  We have worked together for over 20 years.  Everything we have done in our business career relates back to the strategy that we are applying here.  This is all we have done.  We enjoy it. We have done very well with it in terms of our success, great returns.

UNKNOWN MALE #1:  Thanks.

RALPH WHITWORTH:  But also it is unusual you would have the luxury of doing something in your career that you also believe is doing something good for the broader of society and we feel that with this activity and certainly that will be born out in this case here.  Let’s see, also today we have some of our advisors that will be on the panel.  Castle Creek Capital, which is one of our neighbors out in California.

Many of you that follow the industry know of John Eggemeyer, one of the real smart guys in this industry, has been very successful over the years. One of his partners Mark Merlo is here with us today and he will be here to answer questions and comment along the way.  And then others that will speak, when we got into this situation which is not unusual for us and when we first saw the intransigence of this management and Board we started asking around to determine who were the best people in this industry.

When we say best we mean not just the smartest but who has the most experience, the most respect from people in the industry and the best reputation for integrity.  Two names came up over and over and over again.  One is Rodgin Cohen who is over here to my right with Sullivan and Cromwell and he is our lead Counsel on this project and he has just been invaluable.  He has certainly lived up to the reputation that preceded him to us.

And the other one is a very special man that everyone in this industry knows and that is Tony Terracciano.  He is right here up front.  Both of these gentlemen will have comments along the way and be available for questions.  Tony when I heard his name so many times I just really wanted to visit with him to gauge our strategy, to validate it, to get his input.  So I met with him.  I met with him the first time.  We really hit it off, talked about this situation and I invited him to join us in some capacity, he as an advisor or participate in some way. He got back to me and he said you know what, the more I look at this thing he goes you guys are absolutely right.  You are approaching it right.  I have checked you out.  You have an impeccable reputation.  He said I am not looking for work, certainly not consulting work.

He said but I will, I am going to throw in and I am going to advise you and I am not going to charge you.  We have indemnified him but other than that he is here essentially on his own. So thank you Tony for that and he will speak in a few minutes.  Now with that out of the way I will give you a little bit more about our firm.

The firm was founded in 1996.  As I said Dave and I, we have an outstanding group here with us.  But I am just going to focus on those who have been the lead players on this project.  Jay Winship here in front of me is the lead

Analyst on this and we only have eight to 10 companies in our portfolio so we have full time people working on these projects.  Jay has led this.  JJ Van Niel and Cullen Rose are the other Analysts on it.

I mean these people, you are going to see in this presentation that they have done some incredible work here besides the original valuation work that we did. So, over the years we have had representation, which is unusual for a lot of investors certainly public marker investors on seven of the companies that we have invested in.  Two of those we chaired the Boards of those companies.  We have been Chairman, David and I of every major committee.

These are all good size New York Stock Exchange companies, ConAgra, Mattel, I Chaired and ran Waste Management through their biggest, that big accounting crisis.  So we have had a lot of experience and there has been some contention at times in those situations but we are very proud to say that every Director on every Board that we have served on, we can use as a reference. Anybody here can phone them up and say what were these folks like?

Did they add value?  Were they professional?  Were they constructive?  And we know what the answer is so we are delighted to tell you that you can make those calls.  We voluntarily restrict ourselves from engaging in control contests, anything essentially that would get us in a conflict of interest with you, the other shareholders. This is part of our franchise.  It is important to us.  We know that we rely on follow on investors and for shareholders that may not have the structure to be as nimble as us to support us.

We don’t ever want them to be concerned that we might get into one of these situations and wrangle it around where we are going to somehow get an advantage over the other shareholders.  We just, we have never done that and we absolutely would not.  What do we look for in the companies we invest in?  We are looking for strong franchises, situations where they are not distressed.  Some may have a little extra leverage as in the case of Sovereign but not distressed, mature cash flows, positive cash flows, profitable company.

But despite all this the shares are discounted.  Now you are going to see our charts on Sovereign which we all painfully know how this discounted this situation has been.  So what we do is say what is causing this discount and if there are factors which we believe we would have credibility talking about and could influence and if it could be changed within one to three years, that is a target for us.

And let’s talk about why Sovereign became, it is right down the middle for our strategy and you will see here.  First of all they have a defensible geographically concentrated franchise, excuse me, keep my lips wet here. They have mature cash FLOWS.  We are all familiar with those; big add to their tangible equity every year, $800 million.  That has grown. They are excessively leveraged.  That is one of the problems we have identified with the company that contributes to the discount but they are not distressed.

The shares are severely discounted and have been for a long time so there is something endemic here and those factors can be fixed in the near term.  We give ourselves plenty of time on these projects but this is one that you could fix quicker than just about any of them we have run into. OK, let’s just have a quick glance at that discount.  The next slide is going to dramatize it better.  But what this is the discount over ten years to the peer group.

The peer group we chose is the peer group that Sovereign uses in their presentations or I should say one of the peer groups because they switch these darn things around quite a bit. But this is the one that they have recently been using which is the Lehman Banking Index and then they do some adjustments with outliers. But this one is more dramatic.  This shows it with the logarithmic approach and so these are the discounts that red that it is traded at over the years.

The one of course that many investors I this industry are familiar with is the big spikes down here after they did the fleet deal.  Now they have traded at a premium off and on for a minute here and there.  That is when they get take over rumors because that people believe that this set of assets could be put to higher and better use in other hands.  Then more recently we have seen there where we filed our proxy and then they announced this, this deal I guess the best way we can describe it with Santander.

OK so specifically what do we think the issues are?  One is the overall business risk; the business solution is more risky than the peers.  That is not something that can’t be addressed.  Every time that they go into one of these acquisitions that they say they are not going to do and then they do they put the company under stress over and over again.  Their capital has generally been seriously lower than their peers.

Now why do we believe that they are discounted besides enterprise risk?  Their operating performance is dismal compared to the peers.  They are at the rock bottom of the industry.  You are going to see that in a minute.  The conflicts of interest with this Board, I mean we have seen a lot of situations and we go way back with these things, back in the 80s you know everybody remembers. But this situation with the, combined with the disclosure this is the most egregious thing we have seen and that is a strong statement.

But when you start seeing it I think you are going to agree with me.  Then the management credibility I think we are all too painfully familiar with as well.  So let’s just go along here and talk a little bit about what happens when you start bringing some transparency to this situation.  Sovereign goes out and talks to the investing public and they say gee look at us we have this great return on our tangible equity, why are we discounted they ask over and over?

Now we have talked to Mr. Sidhu you know for the last couple of years and made it very clear to him why he is discounted.  But they are just perplexed by this but it becomes very obvious to those who are sophisticated and look at this closely.  It is because they are riskier.  When you adjust for debt, essentially bring them to the industry debt range and then issue equity in return for that debt then you can see what their returns are and they are much poorer than their peers.

So here if you look at their tangible equity, the tangible assets you can start to see it there.  This was the point I was making earlier about their capital.  First this is roughly what they have been here for the last year or so.  This is what they are going to if they complete these transactions that they have proposed.  And by the way you saw that big spike on that slide on the discounts, well this, they are going lower with this deal than they did with the fleet deal.

It shocked the industry that the regulators let them do that deal.   And then their peers are in yellow there.  OK here is one that the Castle Creek folks put together for us; essentially I mean we are all intuitively familiar with this concept.  We all know that $2.00 in earnings can trade at a higher price, a higher multiple in the market than $2.50 depending on what the business solution looks like that is spraying out those earnings.

Well what Sovereign has focused on over and over is that the earnings have grown with this acquisition spree that they have been on.  But while the earnings have grown their enterprise risk has increased and therefore their multiple has suffered.  Essentially the short way to show that is we don’t get paid for the risk that they take.  Here it becomes very obvious.

We have two situations here. If you put yourself whether it is on an EPS multiple or a tangible book multiple, if you would have gone back with the fleet deal and held that stock at the peer median multiples, here is where you would be today in terms of stock price. They are sitting here talking about well we might be able to sell it for $40 in a couple of years and here you would have had a $40 stock price or something in the high $30s today if they hadn’t taken on all of that risk.

That is what this slide tells you.  It is very good work.  You can ask questions of Mark later about that if you like.  Now lets’ talk about the operating metrics, I made a strong statement about their operations.  Well here they are.  We didn’t cherry pick these.  These are all the major metrics that anyone studying this company would be interested in.  The little slide switches show where Sovereign is. So for 80 percent of these they are at the bottom quartile.

Now their efficiency ratio where they look higher, again that is their leverage that pushes that up.  So this company, you can only gather from this that the company is poorly managed. This has been persistent for years and years.  OK, now let’s talk about the Director conflict of interests. Here is the Board of Directors.  These are the Directors that have run the company for the past several years up through ‘05.

We strongly believe that they have breached their trust with shareholders.  Now that is a strong statement and particularly when you are saying it about other human beings and other business people and we wouldn’t say that lightly.  In fact the SEC is going to scrutinize that and they are going to make sure that we have substantiation for that.  We are sophisticated and we know that you are not going to make a statement like this unless you can back it up.

Well unfortunately and sadly this one is pretty easy to back up, because we trust Directors to not put their personal financial interests in front of the shareholders.  We trust them not to, listen, think about it, Board members of public companies, they are really among the very few people in our society that we trust to set their own pay.  Nobody in this audience could set their own pay, none of us. OK.

But Board members get to use our assets, shareholders and set their own pay.  Well that takes personal discipline and integrity to not overreach because of human temptation.  These people have to have the highest standards of integrity and discipline.  Well in this case they egregiously over reached on their compensation. They went in and took out way more than was fair and they didn’t even have any outsider come in and assess it to see if it was fair.

Now that is a breech of trust.  They have insider transactions that are among as I said the worst we have seen.  In some cases they aren’t disclosed and in other cases the disclosure is so vague as to make it clear that they were trying to camouflage it or (INAUDIBLE) it. That is a breech of trust.  We expect our Directors to have the principles that when they are going to do a transaction with the significance of the Santander deal that they are going to allow a shareholder vote.

That is a smoking gun, the fact that they won’t allow that vote, that their motives are not pure with that situation. So we will go through this and I think that you are gong to agree with me when I am through.  Let’s have a look here. Here are the Board members.  The examples we are going to give are going to focus on two key port Board members.  One is the lead Director.

As you know after the reforms of the Sarbanes-Oxley and the New York Stock Exchange, one of the concepts that came out is that you ought to have a presiding Director or a lead Director for your executive committee meetings and for other communications. Well they have designated Dan Rothermel.  The other one is Cameron Troilo.  He has been on the Board for years and he is the Chairman of the Compensation Committee, a very key position, as we know. It’s one of the toughest jobs.  Both David and I have chaired those committees and been on them and that is tough duty in there negotiating with management.  Boy you want to be pure when you are doing that if you are going to represent the shareholders.

Brian Hard who is with, who runs Penske Trucking, he is one of the fellows that is up for election.  He voted for a lot of this stuff.  So we will go on from there.  Let’s just look at their own ethic’s policy.  You know we see these things and they throw these pamphlets around in their lobbies and they look at them one a year in their Board meeting and they approve them but not often I think do they actually read them and compare their conduct to them.

Well certainly in this situation they couldn’t have because look what it says here.  Directors and team members must avoid conflicts or the appearance of conflicts. That is a flat out statement.  Personal honesty and corporate integrity are the high priorities of Sovereign. Each person has a fundamental duty to avoid placing him or herself in a position which creates or which leads to or which could lead to a conflict of interest or the appearance of a conflict of interest.

OK, we trust Directors to comply with their own ethic’s code.  You are going to see that these Directors did not comply with it.  In fact they are way out of bounds on this ethic’s code.  It is a good code but the behavior doesn’t match it.  OK now, let’s look that the office of Thrift Supervision that regulates the bank that underlies Sovereign Inc.  Let’s look at what they say about conflicts of interest, see whether the Directors complied with this.

Your personal interests and those of your family and associates must be subordinate to the best interests of the Association.  OK, you must give particular attention to any activities that might benefit an affiliate or an insider.  This is the Directors.  These Directors are approving each other’s conflicts and they are voting to say that one conflict doesn’t affect the independents and then the other conflict doesn’t affect the independents.  You may not advance your personal or business interests or those of other at the expense of the Association.

Well what has happened with this situation that these conflicts have been so egregious that it has cost shareholders dearly in a discounted stock price. I mean just that, let alone puts icing on these deals which we don’t have the details on so we don’t know how fair that is.  But certainly the credibility of this company is low and that causes a discount in the multiple. But here is the kicker.  This is the Office of Thrift Supervision, Director responsibility.  Transactions with insiders must be beyond reproach.

We all know what that means.  They have to be pure, (INAUDIBLE).  On their face no one would argue with right?  That is what beyond reproach means.  That is what the OTS requires.  Now let’s see if these are beyond reproach.  Here is another statement.  Anything that may or appear to be a potential conflict, you know focus on as we go through, appear to be, may, potential, there are saying don’t put yourself in a situation where in the future something could affect your objectivity.

You are in a position of trust, not just with the investors but with the American taxpayers.  The American tax payers are guaranteeing the deposits in this institution. This is a, that is a position of public trust and it is a position of trust with us.  Now what is a conflict of interest?  Here is the New York Stock Exchange.  They say what is it?  A conflict of interest occurs when an individual’s private interest interferes in any way or even appears to interfere with the interests of a corporation.

Well do these conflicts to us appear to interfere with the decision on the Santander deal?  They were the motivations, primarily we believe for it so that they can perpetuate these jobs.  Loans to or guarantees of obligations, this one look at this one, to such persons are of special concern.  Loans are of special concern.  The company should have a policy prohibiting such conflicts of interest.  Let’s see what these folks have done.  First of all their loans to Directors and Officers have gone from 99 from $4.7 million to $94.1 million.

These are to the Directors and Officers. Now, one of the things that I have been told a number of times in this situation that it is not uncommon in the banking industry for Directors to have loans from the company.  I understand that came from the local banks when many of their customers were on their Boards and so on and I know that tradition. But what we are talking about here isn’t as much the loans which by the way we object to that.

The largest banks in this country have already accepted that and taken the initiative and they don’t do this OK.  But some of the smaller banks continue to do this and the mid size banks.  We think it is a poor policy because of the potential of what can happen.  But in any event the big complaint we have here is the poor, poor and deteriorating disclosure.  The disclosure on this stuff was so much better before Sarbanes-Oxley and the New York Stock Exchange Standards.  The way they have brought this pre-Enron Board into a post-Enron world is by dramatically reducing their disclosure.  That is the only change they have made.  In fact the rest of this has gone up.

The related party transactions have increased and the disclosures decreased. Now is that the standard that was intended by those reforms?  I don’t think so.  OK, I am just going to talk about a few examples.  They are rife with examples in this situation.  But we are going to give you a few examples here that you can think about when you think about those standards I talked about earlier.

First of all we have rent payments to Mr. Troilo; he is the Chairman of the Compensation Committee we remember.  Annual rent paid to Mr. Troilo, the Comp Chairman from 96 it was about $60,000 went up to $600,000 by ‘01 and then guess what they did?  They quit disclosing it, suddenly and dramatically. Why?  Because if that gets out, I mean if that is in the proxy it questions the independence of the Compensation Committee Chairman.

So they quit disclosing it and the way that they articulate this and disclose it is so cynical.  So we have that.  The Board stopped disclosing it.  The 2003 and proxy statement reported this relationship like this.  Get this.  The Board also concluded that a landlord tenant relationship between another non-management Director.  Now let’s see if the word Cameron Troilo where another non-management Director is.

They knew who it was.  They know how much it was.  They could have easily disclosed it.  The purposely camouflaged it and Sovereign Bank decided that this didn’t affect their independence OK.  But we don’t even know what it was, what the relationship was or who it was.  That was the disclosure that they got away with.  OK, let’s move on here.  Let’s talk about the next one here.  This is one that involves the New Town, Pennsylvania Loan Center and Branch at 3 Terry Drive.

This branch, this on is pretty interesting here. Mr. Troilo owns this, he and his wife.  They mortgage it to Sovereign to secure a loan.  They own it, they mortgage it to Sovereign and then they rent it to Sovereign as used as a Loan

Service Center and a Branch.  Now they quit disclosing anything about this at least in particular terms.  The proxy failed to mention that Sovereign also held the mortgage.  That has never been disclosed.

You are learning that today for the first time because we had to go dig it out of the County records over there at Buck’s County in Pennsylvania and Jay Winship and his group dug all that out going through the title records.  So here is Sovereign on this thing.  Look at this, $3.5 million, Cameron Troilo, Sovereign Bank.  Go to the next one there.  OK yes that one.  Now what we did to make sure it is not a mistake.  We really get into it when we make a statement like this.

We checked that parcel number back and forth against the loan and this is it all right.  Own the company, mortgage it to Sovereign, rents it back to Sovereign.  Now could that create a potential conflict of interest?  Let’s say that those, that Sovereign wanted to move that Branch for some business reason.  How is that going to fit in with the Chairman of the Compensation Committee’s business interest?  What about when they are negotiating the rent escalations?  Let’s see what meeting is this are we negotiating our bonus or my rent escalations?

What about when there is a change in control offer for the company, a premium offer and that Director has to think about all of these goodies against perhaps not having a job.  Well they figured out how to fix that.  I will show you that here in a minute too, at least when it is a friendly partner.  Now here is how they disclose that early on.  They said that Sam Troilo, Cameron Troilo leased this space to Sovereign and a lending facility.

Sovereign believes it says; now we don’t know if this is the Board, the management or who you know how can Sovereign believe anything?  People believe but they have used this, but now if this is what they use everywhere it would be one thing but they keep changing this around.  You are going to see some places it is the Board, some places it is the management, some places it is Sovereign.

OK, look at here.  Now here is the Board also concluded; now they have changed it, after Sarbanes-Oxley after New York Stock Exchange.  They used to say his name, now they say the Board also concluded that a landlord and tenant relationship with another non-management Director.  We don’t know who it is.  If you bought the stock in ‘04 you wouldn’t know who it was, who they were talking about, how much it was or anything.  They have (INAUDIBLE) it.

OK, now I am just going to give you one more here because it is so interesting.  Here is 134 Franklin Corner Drive.  Now this one he bought from the company, Mr. Troilo did.  He bought this Branch or this facility.  It is a commercial property.  We went and dug up the court records on this.  He bought this from the company for $2.9 million.  Now this was at the end of ‘99 and people who have been in this stock for a long time know that was in the Death Valley days for them.

This was after they announced the fleet deal.   They needed capital.  They needed earnings.  They were they were going before the regulators to get things approved.  Here their Comp Chairman, now it doesn’t say whether they took bids for this, whether they took outside offers or how this process worked.  But get this according to Sovereign’s proxy and do we have this?  Let’s pull this up. Well here is the Deed and everything that we pulled out the Court house there.

Here is the one that I wanted to point out.  Look at this.  In December, now it says that Sovereign believes, for this one the management concluded that the price was fair.  OK, they have Sovereign concluding things about these related party transactions.  They have the Board, but here can you imagine it is the management is approving their Compensation Committee Chairman’s deal and saying it was fair.

That is just; I mean we feel like we are in the twilight zone sometime looking at this stuff.  I am serious.  This is so far from the principles that we have observed in Corporate America even some of these tough situations, so far from how things should operate that you know you get numb to it and kind of get used to it until you step back and say my goodness this is America.  This is post-Enron and we still have this kind of thing going on.

The proxy failed to mention that two weeks after this purchase, Sovereign or Troilo mortgaged this property to Sovereign to secure a $3.5 million loan.  Today you are learning that for the first time.  That has never been disclosed by the company. Never mentioned that Mr. Troilo had this property mortgaged or even that he in particular had any loans from the company or the amount of the loans OK?

So why is it that we have to go into this type of effort, a month these young Analysts have been digging through this stuff to get what should be right on the face of the proxy.  OK, now let’s look at this next one real quick.  One last one because we didn’t come here to just have you go through County Deeds and so on but we want you to just see the culture here and the approach that this company takes.  I think then you will understand this Santander deal better.

OK, Director conflicts, here is a good one for you.  Look at this.  Why did we come on this one, because as we were reading this stuff about the Com Chairman we picked up another reference?  Now see where that is buried in that big old paragraph.  You wouldn’t, there is no other reference to this in this proxy. It is embedded in there in that fine print.  What does it say?

That in this regard that they looked at an affiliate of a non-management Director, who in the goodness is that?  It says that they have been providing buildings and grounds maintenance.  Essentially what we found out is that they are clipping the grass over at the branches.  But who is this and could his name fit in here?  You know who it is?  Guess.  Mr. Rothermel, the Lead Director. OK, but how do you find that out?  You go to the resumes in the proxy and say who is it here that could be doing this?  Who is this anonymous Director?

Nowhere in those resumes can you understand who it could be. But this one is unusual and this is the one that I picked up on because we have to answer these questionnaires when we are on Boards.  And I said this is very unusual.  He is a Chief Executive Officer of Cumru Associates, a holding company.  Well the SEC doesn’t allow you to do it that way.  You have to say the nature of the business. It is a requirement.  You have to say the nature of your primary employment, your primary business.  Well he left it out.

Why?  Look at here, because it operates under a fictitious name in Pennsylvania called Green Giant Lawn and Tree Care. Now they could have put that in the proxy but then we would have known who that was and they wanted us not to know that.  Otherwise they would have just said that Mr. Rothermel was the one that was doing the landscaping.  They could have just put his name in there.

Even to this day they have never disclosed who it is that does this.  Now Mr. Sidhu said oh that is no big deal.  That is small potatoes.  That is not, he doesn’t make much on that.  Well if it is immaterial which is what they have to claim to determine that it doesn’t affect their independence then why do they do it if it doesn’t matter to them?  That is circular.  He says well, this is immaterial.  They make so much money these folks that this doesn’t impact them.  Well why do it then?  Why put this cloud over the company, this reputational degrading activity and put yourself at risk if it doesn’t matter?

Of course it matters to him.  He wants to keep this business and when we called over there to Green Giant to see what they were up to they said they were controlling crab grass over there at one of the branches and spreading peat moss, clipping trees and things.  I mean come on.  Your Lead Director, there are plenty of other people to do that kind of work around this country and certainly over there at New Town and Redding, Pennsylvania there are plenty of landscape folks.

So he has to use this convoluted way to scoop up the landscaping business for the company.  Here is their web site.  You can go on there and look at all the stuff if you have any property over that way.  So now, Director conflicts.  Get this one, you know what?  I didn’t think anyone would believe this one so I said call up the audio and let’s let them hear for themselves because this thing is so perverse , this statement.  Do you have this on the audio?  Listen to this.  This is Mr. Jay Sidhu.

JAY SIDHU:  To have our Director try your product.  It is inappropriate for a (INAUDIBLE) for a (INAUDIBLE).  Is it inappropriate for a (inaudible) Director to visit their stores and buy from Home Depot and come up with an opinion  We don’t think it is inappropriate at all to have It would be inappropriate in our opinion to have our Directors Do all their business with other banks

RALPH WHITWORTH:  OK, so what he says is these conflicts, convoluted deals, you have mortgages going one way, ownership going another way, ramps going the other way all between the same person and Sovereign and he is on the Board.  That is the same thing as a Director of Coke drinking a can of Coke or a Director of Home Depot going over and picking up a two by four and a can of paint.  Can you imagine what kind of judgment are we talking about here?  There is no comparison there.

Why you would trivialize it that way I just don’t understand.  OK, but that is a breech of trust when you say something like that.  Here is a breech of trust, Director Compensation.  Look at the New York Stock Exchange rules on this.  Remember we are in a post-Enron world.  The New York Stock Exchange worked like the devil to get this stuff put in.

Now the question is are we going to enforce it or are we going to backslide and is this going to become the standard that Corporate America migrates to because we know if this is allowed to stand, this disclosure regime then this is where their lawyers will say well this is how you are able to do it. So let’s look at this.

The Board should be aware that questions as to Director’s independence may be raised when the Director’s fees and emoluments exceeds what is customary.  Now, can you imagine that these folks paid themselves more than any other Directors in the whole banking industry?  Now how could that be customary?  Here is their pay.  Look over here.  This goes from the largest banks in America down, the 25 largest.

Here is City Group.   Here is JP Morgan, Bank of America down here on the end.  Look at Mr. Sidhu what he paid his Directors.  Well when we see this, we see that you know we know that Directors can be like good house cats.  If you feed them right they just sit up on the mantle and purr.  Well it is too bad that that is not all that these folks have done because they proactively have gone in and scooped up a bunch of benefits for themselves.

But here on this, look at this pay. $300,000 in ‘04, that is higher as far as I know than any Director in the darn country that I can remember off hand, let alone the bank industry.  OK, now let’s go over and look at an exception.  This is Heard.  We started asking them a couple of years ago to diversify their Board and to bring more experience on there, more independence.

So what did they do?  They went out and recruited Mrs. Heard.  Bur they decided to pay her one fifth of what they got.  Can you imagine that?  They agreed to pay her $60 some thousand.  So I went before the whole Board and had a meeting with them and I said you know when I look at the Board everybody looks the same.  They all have the same responsibility.  They all have the same liability.  They all have the same duties.  The all have the same workload.

Why is it that you pay Mrs. Heard $60,000 and you get $300,000?  And they were crestfallen.  And I said that we need to know whose idea this was.  They are in this room because no consultant would have advised you to do this, nobody with good judgment would have.  This is incendiary.  We want you to change it right now.  And if you don’t you know you are risking the embarrassment of this entire institution.

Now why do I point this out?  Because it is so, it reflects such poor judgment.  You can’t do this with your tellers.  You can’t do this with any other class of employee.  That is against the law in this country.  But they thought they were going to get away with it here and we picked it up again in some little fine print in the proxy.  He said what is this about?  I said gosh, I don’t know.  We dug around and figured it out.  What it was this new Director just before she came on they put this in.

Now that if anything tells you that we have the wrong group in here this should.  OK now there is their peers and that is the median of their peers.  So this black line up here is what the median of this 25 up here is.  Now do you think this is more than customary?  This alone impacts their independence.  They are not independent.   So when they approved that deal, they had self interest and it should have had a higher standard.

It should be entirely fair.  That is how it would be n Delaware.  They couldn’t have the business judgment rule.  But let’s go on to the next one.  OK, they put this, now this bonus program.  This thing is a shocker.  Now we are not going to drone on all day about this stuff but these are things you just got to be aware of.  These things will indelibly burn into your psyche because they are so unusual and so insulting to an investor.

Now, they didn’t approve this but they set up a bonus plan which is unheard of.  Any time I tell any body this they do what, a bonus program for Directors.  What they do they tied it to the CEO’s bonus?  If he gets a bonus, we get a bonus.  Who sets the CEO’s bonus targets?  We do, so we are setting our own bonus targets and they have an incentive to set them lower so they conflicted themselves on each of their most fundamental responsibilities which is setting the CEO’s compensation.

I mean what else is more important, his incentive.  Then they set their incentive targets, these targets they set were below the targets they gave you.  The told us, you and us that they were going to reach certain targets for their earnings, their cash earnings and then low and behold they had set their own targets for their bonuses below that.  That is unheard of.  It is usually above that so you have a little stretch.

You leave yourself a little cushion on you public guidance.  But ere they wanted this to be a 100 percent locked in deal and so they set it below.  Then they the first time they said, well we are going to have a bonus program, let’s pay it is stock.  But then the darn stock went up.  It went up to its all time high.  So what did they do?  The jumped in and voted and they said, no more stock let’s take cash.  So they switched it out and they take cash.  And they figured the stock might go down, well it did.

This stuff is I mean really, it is hard to comprehend.  It is almost unfathomable.  So these bonuses created a conflict when they set their own pay, when they set management’s pay, when they approved the company’s budget and when they set the company’s goals and objectives.  They set themselves up with a conflict of interest on all those fundamental decisions.  Can you believe it?  And that is a breach of trust.  That strong statement I made, if this isn’t a breech of trust.  OK, let’s go to the next one.

Here it is compared to the Pees.  So in ‘04 they took out $256,000 each in excess of what the Peer medium would have been.  Guess whose money that was?  It was in their pockets.  They changed up their plan after we confronted the Board with this in that same meeting where we talked about Mrs. Heard they brought it down to the 25 largest company median.  But which essentially said well they went and got a consultant. I said get a consultant and see what is fair.  You have to take what is fair not just what you want.

So they changed it up to $150 now they are getting but they didn’t give any of this money back.  They still have it. OK. Here is, this is how Mr. Sidhu feels about shareholders. Look at this one.  I am not even going to say this one.  I want you to read it. This is what he; he is talking to you here.  He told this reporter.  You know when you don’t like the way the gardener is doing the garden you don’t sell the house OK right?  He has it upside down.  But he says get the heck out of the stock.

OK now here is the other one.  Do we got a sound on this one? This thing is just, listen to this convoluted thing.  But you can, we will sum it up.  You have a sound?

UNKNOWN MALE #1:  (INAUDIBLE).  And I think my point is over here just like I stated to you there is no question about it, whenever we have done deals (INAUDIBLE) resulting in a shareholder report.  OK and this is a normal practice in business that when you don’t require a shareholder report then you have to spend all the extra money all the extra expense to make all the decisions that need to be made.  You don’t have a shareholder report.  And it is sort of like if you, it is always good to pay higher taxes than what you are due.  OK, and when you file your tax return you pay the tax that is due.  But it is very nice to pay more than that.

RALPH WHITWORTH:  All I could gather from that is that he is comparing his shareholders to the IRS.  OK, I don’t see any correlation there.  Let’s take about this a minute seriously.  I mean it is laughable the darn comment.  But he means it.  This is coming from his heart.  This is how this Board thinks.  Now is the requirement of the New York Stock Exchange to have a shareholder vote in certain circumstances?  Is that the only time you would have one, of course not. They are saying this is the worst thing you can do without a shareholder vote.  That is a minimum standard.  That is like saying you can’t put any more mercury in the river than this.  You can take, you can of course put less and a good citizen would and someone who was confident with their deal and wanted to sell it to their shareholders would of course put it to a shareholder vote.

Tony Terracciano he did a transaction that didn’t require a shareholder vote and he said let me tell you with as much as we are doing here we got to let the shareholders vote on this. I know he is not going to brag about that himself.  It is not bragging to him.  He says of course it is just the right thing. He never even thought about whether that was something I should give myself credit for.

So there is all the time in corporate America there are shareholder votes on things where the principle Board says we need to have a vote on this.  Well he says no vote but look what the reason he give because he says it is expensive and we might have to make some decisions. I guess on what they would disclose because all of the decisions have been made.  Now let’s talk about the cost.  Now they are already having an annual meeting before this is supposed to close, at least they said they were going to have one.

We think they are going to try to weasel around with that and push is after this deal and we will fight that of course.  But they are already having a meeting so what is the cost of this, he says the expense?  What it is the ink to be another box on the proxy card and to print out some disclosures and send it to you.  We have conservatively estimated that at a couple hundred thousand dollars which is 0.0007 cents per share.  Now $200,000 o back to that other slide there is what this would cost.

No forward, yes go forward.  The next slide. No, back up then.  The one I am trying to get to is where these folks took the $250,000 out last year that was too much.  OK, well imagine that.  You might have to pass the hat with them and say can you give some of that back and run a shareholder vote?  This is cynical this answer about the expense.  And here is what I am, and we are going to smoke them out on this because we will pay it OK.

Relational Investors will pay the cost of having a vote on that at their annual meeting whatever it is OK?  We know what it will cost and if it is such a burden to them, now what is his excuse going to me?  He has hired up PR people. They are here today.  No disrespect to them, they are doing their work. But he has hired them up. Lawyers, they are mounting up a big campaign to fight this thing at the New York Stock Exchange.  What do you think that is going to cost them, us, our money?

Santander has hired up lawyers and PR people.  They have to fight us voting on a deal that is stripping our votes?  Can you imagine millions of dollars?  This is disingenuous.  There is no other way to describe it that this has anything to do with expense.  What it is that they think either that we are not smart enough to understand this beautiful deal or that we are smart enough but that either way it will get voted down.  So they can’t have a vote.

OK, let’s go.  All right we talked about management credibility.  Let’s go on here and see what this is.  This is what they say and this is what they do essentially.  All right here you should not expect us to do any material acquisitions.  That is in March of ‘03 and then in June of ‘03 they dilute the market cap that is 9.5 percent OK.

 We are focused on fundamentals, not looking any significant merger acquisition activity.  That is in October of ‘03, January of ‘04 a couple of three months later 15 percent of the market cap.  Let’s see the next one.  November of ‘03 you should not expect us to do any material acquisitions, 14 percent of the market cap.  What was that a few months later?  Look at this one up here where he says for those of you who keep thinking we might not do that you are totally misinformed.

Well no, they were very well informed because that is exactly what he says.  Now go forward here. Look at this one, no material acquisitions, no material acquisitions.  Oops it is gone.  Let’s see 3/6/03, 12/2/03, 12/8/03 it is gone.  But they did have something there. Look at there. Over here they said we are going to deliver this and then they put in hope to.  One of their lawyers told them hey you better watch out there or else they knew they weren’t going to hit it.

But anyway their focus on blocking and tackling, they took that one line out.  That is the only thing they changed.  I wonder why that was.  It is only a few days later.  They are not focused on acquisitions until they get the phone call from a banker that shows them something is for sale.  That is the only way I can understand it, because that was only a six day period.  So they did this deal.   OK.  And by the way we are not against acquisitions.  We are against misleading the investors about what you strategy is.

OK how about this one?  These you have to really look at here.  July 20th ‘05.  What does it say?  We are looking at share repurchases.  That is the optimal way of deploying our capital.  Look here.  What is the next one?  Then they say we don’t envision in the foreseeable future how we would waste our time.   We are looking at stuff.   Right now we are considering it is an absolute waste of time talking about acquisitions, absolute waste of time. When is that? September 13th ‘05, remember that is about three, two months ago.

Goodness it is not even that, a month and a half ago.  OK, wait a minute look here. October 19th ‘05, we think that the prudent way to allocate our capital is by continuing to buy back stock.  Now let’s look at this.  We all know what happened on October 24th five days after he said that.  He went out and did what a lot of people think is the worst deal in the history of this industry at least for the past decade.

And how long before, yes three months before, five week before, five days before you were misled right up until literally the moment before this transaction.  Here he says they are buying stock and they turn around and sell it.  And they say well we got a premium, well no you didn’t.  The stock is worth $30, $30, $31, $32 we believe and you gave away control for a paltry.

OK, let’s see the next one.  One day after this deal, look at this.  The first serious discussion was in February or March maybe January.  This is because he didn’t want it to appear as if this was in response to us but he got twisted around here because for the last three months he has been saying they aren’t looking at anything and then he says they have been talking about this for months.

One week after the day on July 20th we are in the midst of negotiations.  Can you imagine?  OK, here is what the Board gave away with that deal, right to vote.   We are all aware of that one.  We are fighting that with the New York Stock Exchange today.  They gave away its right to solicit responder except to third party deals in ‘06 and even at a lucrative premium; a big premium and then they very much limited their ability to get a premium after that the way they gave special rights to Santander.

And they said the reason they had to give them that was a because they are not an end market player and they would be disadvantaged against an end market player, can you imagine that?  We want the one that has the most advantage to be able to buy the company.  Why are we giving someone who has a lesser advantage, why are we trying to equalize the playing field for them?

It is unbelievable. Santander has the right to veto the firing of CEOs, the most fundamental responsibility, hiring and firing the CEO of the Board.  That is what we do.  We hire a Board, we elect a Board and we delegate to them putting together the management and run the company and oversee the strategy.  They have given that away.  Think about this, any one of the two either one of the two Santander Directors can veto his firing.

So who do you think he is going to be spending his time with at the cocktail party before the Board meeting? He only needs one of them to keep his job and our Directors are going to be well they are not really that meaningful whoever it is.  It is not that he has to worry about this other group that doesn’t appear.  But still Santander’s two Board seats.  They are insiders.  This is something that I think we all understand intuitively but think about it.

He is bragging about that they are going to bring these two high quality people on the Board.   Well they may be bright people, have great integrity and have excellent track records but they are coming on the Board and they are representing an entity that by contract is right out in the open want to buy this company.  They want to buy it as cheap as they can.  They are also giving them the right to put management in place in all the key departments.

Santander is going to have their tentacles wrapped around this company and they want to buy this company at the cheapest price.  So how can these Board members represent us?  Zero.  When they have a veto over the CEO’s hiring and firing. My goodness have they, this is the most perverse set of incentives.  Now the other Directors, or if we are elected we want to sell it for as much as we can.  These two want to buy it for their client or the group they are agent’s for as cheap as they can.

Talk, that can’t be more fundamental of a conflict and they are out there thinking this is a great thing that they let these people, that they let this people roll this Trojan horse into this company.  OK, Santander, they gave them the right to increase their ownership to further dilute us essentially, Santander the right to first negotiation and last look

for five years.   That is why you aren’t going to sell the company after this because anybody that is sensible is going to say why get, spend the money, go to the effort to put an offer in on this company when the Santander actually has it locked up?

OK, they are going to look at it practically.  OK let’s see the next one.  We have to get through this here.  OK what did the Board get?  You got to read the fine print. It is shocking.  He says there is no benefits for any member of the Board of Directors.  That is an absolute misrepresentation.  Let’s look at it, guaranteed Board seats for ten years, in event of the sale to Santander.  That is a platinum parachute.  I have never heard of Board members getting that type of job security.

How could they negotiate that for themselves if they were sitting their working in our interest?  What is the rational for it?  They are going to pick up extra money along the way.  That is guaranteed now, 24 percent of Sovereign stock in friendly hands. Mr. Sidhu what did he get?  He is going to have a seat on Santander’s Board, protection from being removed without Santander’s approval and he says that we got a premium.

They sold them all these benefits without letting us vote on it.  Let’s go to the next one.  This doesn’t improve their credit ratings.  This is a very important point.   Do we have an audio on this?  OK, read this closely.  The source of strength doctrine will apply which means basically our credit rating will improve. Santander stands behind Sovereign 100 percent from a regulatory point of view.  That is a very meaningful statement in the banking industry and it is really interesting but it is not true.

Everything else about it OK.  Why is it significant?  Everyone may not appreciate this.  I didn’t when I got into this, because we always have something to learn.  Well Rodgin Cohen, this is important enough that I want him to come up, can you Rodgin?  Just explain what happened here. And if you want to comment on anything else obviously like the letter that we sent into the New York Stock Exchange, Rodgin is the signor of that letter and he knows it in detail.

RODGIN COHEN:  Good morning.  I will try and be brief.  This is a really critical comment because if Sovereign had in fact received 100 percent support it might have done something quite good for Sovereign.  But what is interesting to note is what Sovereign has not said subsequently to that, this statement which is Fitches (ph) and Moody’s affirmed the already low Sovereign’s debt ratings but reduced the long-term outlook to stable (INAUDIBLE).

So rather than a plus, it was a minus.  Maybe they understood Fitches and Moody’s what this was really all about.  The Source of Strength Doctrine does not apply to a thrift subsidiary which the Sovereign Bank is.  It only applies to a Bank Subsidiary.  But there is something else which is important, when Santander did its deal with First Fidelity; they wanted very much to avoid having 100 percent Source of Strength Doctrine even though First Fidelity owned a bank.  So they went in and negotiated with the Federal Reserve a very limited Source of Strength Doctrine.  Now there could have been various reasons for that.

One they could have been on the hook, which they didn’t want to be.  Or two they knew as is the case in many countries, if you guarantee 100 percent of the liability of a 20 percent owned company then you wind up with a major capital hit. As Ralph said, I want to turn briefly to this one other issue. We are, have filed today already and it will be available.   We have filed with the New York Stock Exchange a petition for the stock exchange to conclude that Sovereign must have a shareholder vote on these transactions.

Now let me just very briefly summarize what our position is.  First we do think that this violates the so called 20 percent rule and there are a lot of technicalities about this so I want to go to the second argument which we have made.  The Stock Exchange clearly states that if you acquire control of a company in a transaction where there is an issuance of security you must have a shareholder vote.  Now why do we think that this is control?

Three reasons.  First, when you look at the totality of the relationships between Sovereign and Santander not just the stock ownership but everything else Ralph has been talking about, two Board seats, additional equity, additional debt, veto rights over the CEO, veto rights over the by-laws, limits on third part acquirers, special access to information which no one else has, (INAUDIBLE) employees into very sensitive positions.  There is a change of control in fact so that is point one.

Second, there are literally scores of decision by the SEC, the bank regulatory agencies and the courts on what constitutes beyond pure stock ownership.  I think it is fair to say that every one of those decisions would require a finding of control in the Santander-Sovereign relationship. Third, there is actually some history of this stock exchange (INAUDIBLE).  And the SEC last comment is on this in depth, in 1989 and here is what the SEC said when this rule requiring the vote on control was adopted.

It describes this rule as providing the exchange with the flexibility and discretion necessary in ascertaining whether shareholder approval was appropriate with regard to a particular issue of less than 20 percent of the common stock or voting power of the issuer. But frankly, none of you has to take my word for whether there has been a change of control or our petition to the New York stock Exchange.  We think the answer has already been clearly provided and we once again want to quote from Mr. Sidhu.

Mr. Sidhu – “Santander executives want to be sure that they have control of who the management is in the company where they invested $2.5 billion of their money”.  Now it may be perfectly understandable why Santander wants control over management in such a situation but by Mr. Sidhu’s own admission that is the control that Sovereign had ceded to Santander and we think it is presumable beyond any dispute that if you have control of a company’s management you have control of the company.

RALPH WHITWORTH:  Thanks Rodgin.  Well thank you Rodgin, and I think just from that, hearing from Rodgin you can see the amount of focus and the amount of time that he personally is putting into this and we appreciate it greatly.  Let’s go on here and see you know when we look back at those acquisitions and what he said and then what they did and here what he said and what they did and what he said about control and what is true.  By the way that is a material misrepresentation.

They said that was that the day after the announcement, before the details of the deal were disclosed it still has not been corrected.  And I think that they need to correct that immediately because they had a good reason for why they would want to bolster that matter because remember the Fleet deal, that super deep discount that appears afterwards?  This one is even going to stretch their capital worse.

 So they have to try to present this as something other than it is it appears.

Now you know when I was thinking about that, here is what they say and here is what they do.  You know where we missed this darn thing is that I forgot that old adage that my mom used to tell me.  Don’t do what I jay, do what I do.  Wasn’t that it?  Don’t do what I jay do what I do.  Something like that.  OK.  Kind of a lousy, crummy joke but we got to bring some levity to it.

All right pre-deal Sovereign. Here is their tangible equity to tangible assets.  This is the, this is showing you what is happening to leverage.  Go ahead and pop through these so we can get moving here. Post-deal is going to 3.76.  That is on fleet.  That is why we call this Fleet 2.  It is Fleet 2 minus because watch this.  Here they had improved their equity you know like they said they were going to.  This is what they promised us they were going to work on.  Look at that.

They are going to go back into Death Valley.  Well look what their Peers are doing. Now you wonder why they get a better multiple.  Has he come in for those of you who are Analysts and big shareholders here?  Has he come into your office and said that he didn’t understand why they were discounted?  OK, let’s go on to the next one.  Here is why they had to go out and make that statement.

Look at what happened after Fleet and they are very concerned that is what is going to happen here because they are actually putting themselves in a worse position. You know the more you look at this, the more transparent it becomes, exactly what they have done here because no one gets anything out of this deal except for the independent shareholders, Santander and the management and Board who get their jobs secured and all of these benefits that they have been taking out.

But for the rest of the shareholders, the people who really have the equity up, he talks about $26 billion for Santander.  They wanted to decide the CEO.  Well wait a minute we have together $9.0 billion out there. We want to decide that.  We want to be able to elect the Board to decide that.  They gave them; I don’t know if Rodgin mentioned it, they gave them a veto.  Santander has a veto over a change in the by-laws, a veto over the change in our by-laws.

You know what we have to do to veto something the Board does in the by-laws?  We have to get an 80 percent super majority.  We have to have a veto on it.  That is our veto.  Well that is gone if they do this deal.    We will never be able to change anything in the by-laws because of the way their charter works and they have given that to Santander.  Well we have $9.0 billion up but he doesn’t understand why we want this.

OK, I don’t know if you all have seen this slide but this thing has been kind of parodied and spoofed all over the street.  This is their view of why this was a good deal.  Focus on the bottom left there. They say because they got a premium for Santander which of course what that was selling control at a big discount, that that really should be discounted off the price that they paid for independence for some convoluted reason.

It is not even the same share count that you are talking about.  And that means they really only paid $36, that they got this free money.  Well our stock was discounted to begin with.  I mean this thing makes zero sense.  We just, all we have is a bunch of question marks about what the heck they were even trying to say here.   The way I look at it is they would have had to pay if the bought control from us they would have to pay $3.0 billion.  They got it for $326 million.

That is what really happened.  Now remember this chart showing you Sovereign?  What are they getting with this Independence deal?  (INAUDIBLE), yes here is Independence.  They are in the same ilk.  They are at the bottom of the industry as well.  Now when you are going to do an acquisition you are usually buying somebody that is worse than you and you are going to bring them to your standards or buying somebody better than you and you are going to raise to their standards.

That is what they talk about when they say exchanging best practices and efficiencies and so on.  Well here you just have two with the same lousy standards that are joining together.  What does the business mix look like after this?  What does the business solution look like?  OK, look at one of the first things when I met with Tony, he said if I were Jay Sidhu I would be focused like a laser beam on my real estate portfolio in this environment and looking at ways to mitigate the risk on that.

Well what has he done with the Independence deal?  He has increased his exposure to that.  He is ending up with 73 percent real estate from 67 and he doesn’t know the assets he is taking on.  These and they do outsourced loan generation.  They don’t even have their own loan generation group.  So he is picking up a bunch of real estate loans essentially and adding to his risk there and they are loans he doesn’t know.

So why is this a good deal?  It is only a good deal because it dilutes our voting power and it entrenches them in control.  It is the only reason that they would have done this.  Otherwise there is nothing that makes sense about it.  OK look here. Here are the two organizations in a little more detail.  Investment securities to assets, Sovereign has always had their high.

They moved that around which we don’t consider part of their core earnings but they will move it up sometimes towards the end of the year so they can you know improve their earnings maybe for their bonuses.  I don’t know. But that is way high for investment securities.  Here is the Peer median. Deposits, liabilities, look at there.  Loans, on every measure these companies except for on yield on loans it looks like for ICBC (ph) and yes, no, no, no, even there because you are looking at that one the other way.

On every measure they are inferior.  Both of them are.  So whose practices are they going to look to improve this thing?  This is a lousy deal.  There is no other way to describe it.  That is why the stock market charged them $1.0 billion the day they announced it.  OK, Sovereign management made an estimate of their pro forma net income.  This is a little bit esoteric but you have to see what happened here.  They have to correct this.  This has created another misrepresentation.

OK, here are their net income numbers for ‘06 and ‘07.  This is when you just add up the street estimate and then you look at theirs.  Now, the reason the difference is one, they used older estimates to come up with this.  But also they are using, they didn’t back out the share repurchases that the street had built in to these pro formas, because remember they kept telling us they were going to do share repurchases.

So that is so axiomatic, so simple, so basic to analysis of this that they only could have not done it on purpose because how could you miss that?  Let alone their big bankers have missed it.  Now if they are not sophisticated enough to catch that, my goodness they had great advice on this apparently.  So somebody should have caught it.  Let’s go on to the next one.  So here is where it helps them though and this is why they had no incentive to catch it.  It is because they are telling you that this deal is accretive in the first year.

See that. They are saying they are going to get a penny.  Well I know, I will tell you when I was on a Board with Jerry York once you guys probably know Jerome York from IBM and Chrysler.  He, we were on a Board and he asked the management to present an acquisition to us and it was about just similar $2.00 earnings and they were going to pick up a penny and he said you mean you are doing a deal of this size to pick up a penny?

What is the down side?  You haven’t presented that.  It is a range.  And you know they were pretty much without words and we disapproved the deal.  But here they are doing this deal to pick up a penny they say but Relational, we did the pro forma and we didn’t make our own assumptions at all here.

All we did was use the right share count, use the street estimates, the average street estimates for the earnings and we gave them credit Sovereign for the savings and synergies they say they are gong to have.  So we did everything we could to give them the benefit of the doubt.  The only thing we changed was we looked at the right share count.  They also used a little earlier estimate that they used.

But look at this.  Here is what it comes to.  This is just arithmetic.  This is not a subject of any type of manipulation.  That is the true deal.  That is why the share price went down.  That is why all the Analysts are dumping on the deal.  Here is where they would have been if they had just done their stand alone share repurchase program. They would have been at 198. So anyway, move to the next one.

But here is where it really starts costing us.  That is just the first year.  Here is where 218 is their number is off this bad share count that nobody apparently at Citigroup wherever, all these folks, nobody noticed.  We adjusted it for the right share count.  We gave them a credit for all these savings.  Here is what the earnings are in ‘07 look at the discount there to their stand alone program.

That is murderous and when you start compounding the impact to that over time they have just stripped a bunch of value out of this company with this deal and that is why we want to stop it. That is why we want to get on the Board and bring some rationality and some principles and discipline to this situation.  That is the opportunity cost of this thing.

They charged us that to keep their jobs is the only way we can describe it.  OK what are we going to do about it?  First of all we have this letter that Rodgin described that we put in over at the New York Stock Exchange today and we will be developing a campaign to support that and any of you here that think that is a strong argument and believe that you should have had a vote on this take a look at Rodgin’s letter, do some research on your own and get a letter over there to them.

Submitted formal books and records demand they have pooh-poohed this and said that this is routine and happens in all of these deals.  You know what it is routine but it is an iron clad right that we have as shareholders in Pennsylvania to get these books and records.  In other words we are going to get these records on how they approved these insider deals.   We are going to get their trading records where they have been trading their stock in unusual times.

We are going to get in and have these records and see how they determined that they were all independent.  They basically determined that each other was independent.  Now, that sounds like a big mouthful there, a global campaign to bring the awareness to this.  What that means is that we are going to go out and call on the good will we have built for 20 years and go to all the largest investors in the world because what is at stake here?

What is at stake here is that this is the first test between us an investors and those who are controlling our assets on our behalf, the stewards of our assets, the first test since Sarbanes-Oxley and the New York Stock Exchange Rules passed.   It, if this becomes the standard of disclosure, in other ways the way to comply with that and bring your Board forward is just to reduce your disclosure dramatically.  If you are going to be able to do this to shareholders, a vote stripping scheme like this and not have a vote on it.

If this is going to become the standard then we have back slide, Mr. Sarbanes and Mr. Oxley work will have been in vain because we actually have worse situations here than what you had before.   So if this is allowed to stand and these folks are allowed to stay in there and continue as stewards of these assets then we and this country and as investors and as the largest capitalist system in the world have taken a giant step back and it will be a powerful message.

And Corporate America will migrate to this standard.  We are going to go to regulatory authorities.  You saw those OTS guides and examination guide books to see you know we could see these were hidden from them, why they may not have enforced that.  But now it is so obvious on its face and laid out they have to go in and look at this.  We are asking them to begin an investigation today.

We are calling on them to investigate this, the Securities and Exchange Commission and the OTS.  We want them to initiate an investigation in a timely manner into these matters.  It is the least they can do.  We understand why they may not have caught it in the past.  They have huge workloads.  But when it is brought to their attention and this stark of a way we don’t think they can ignore it.  We are going to take all other appropriate steps.  You have heard this formulation before. But let me tell you what we are doing right now, last night, the night before, the night before, the night before is we are looking at every possible strategic and tactical step we can take to preserve our rights to get a shareholder vote on that deal, to get ourselves elected to the Board so we can get in there and do what we have done in these other situations, do the right thing.

A lot of people have asked us, asked me I remember when Kirk Kerkorian was working on Chrysler and he ask me what can I do with a Board seat or two?  Well it is a little counter intuitive, but there is a ton you can do.  We have shown it in every deal.  You don’t have to be confrontational.  You don’t have to be contentious.  You can be constructive and you have to be professional.

But mostly you have to do your homework and David and I have both had a lot of experience with this and I wanted you to have a chance to at least get to know him briefly because he is one of our candidates here.  So he is going to tell you a little bit about how we do this once we get in the Board room.

DAVID BATCHELDER:  Jay Sidhu has suggested that one of the reason that he doesn’t want us in the Board room is that he feels that we would be disruptive in the Board room.  But yet as Ralph mentioned if you talk to the Directors that ConAgra where I am a board member or Waste Management or (INAUDIBLE) where Ralph was a Board member those board members would not tell you that we were disruptive in the boardroom.

As you know you don’t get anything done in a Board room if you are disruptive.  How you get it done in the Board room is by being a leader in the Board room and being willing to challenge management in a constructive way.  The way we do that is we bring into the Board room more stock ownership, more experience as a Director and more analysis and research than do the other Directors.

Obviously we bring in more stock ownership in the case of Sovereign and our economics are tied solely to that stock ownership, not our fees as Directors and not in any other dealings that we have with the company.  We bring in more experience as Directors, Ralph and I do than all of the Sovereign Directors combined.

Ralph and I have sat on 16 different public company Boards.  We have chaired public companies.  We have been members or Chairmen of every possible committee and we understand and appreciate board room dynamics and the need to consensus building but yet we know how and are willing to dissent if necessary.  The dissent of one or two Directors in a Board room in the minutes of the meeting, in the minute of meetings when we are approving transactions like you have seen today, in proxy statements are very, very powerful.

It causes the other Director to pause if they believe that you are well intentioned.  And we have no other conflicts as they do.  We stay clean of those conflicts and we stay clean of any conflicts with the other shareholders. One of the other things that happens in the Board room is because we are substantial shareholders we apply a lot more analysis and resources to the company than do the other directors.

As Ralph mentioned we have Jay and others and in this case three Analysts full time on Sovereign and so when we receive a Board package a week before the meeting, our analysts spend that whole week working on that Board package.  When we work on the company, we work on it every week. We don’t just work on it around the Board meetings.  We have analysis that we do ourselves of opportunities and issues that relate to the company and we bring those into the Board room directly ourselves.

It is not a negative for the other Directors.  They just don’t have those resources available to them.  They don’t have a substantial stock ownership like we do and so they don’t have professional staff helping them prepare for the Board meetings and being in a position to challenge management like we are.   What we have seen is that once the other Directors have seen that we have no conflicts of interest and that our objectives are to improve the valuation of the company in the long term in the market place and they see the amount of work that we apply in each of these companies they begin to defer to us.

It is a natural thing. They say you know well what did you guys see?  And they don’t take it as an affront because they understand we have a big ownership and therefore we spend more time and we spend more resources on it than they do. So the bottom line is that our stock ownership, our Board room experience and our analysis and research that we do allows us to be a leader n the /Board room and effectively challenge management and that is how we cause the changes to occur at that level.

RALPH WHITWORTH:  OK, I am some of you in the back of your minds might be saying well do you think you are actually going to end up in a position where these Directors are deferring to you?  And you know what; I would not rule it out because we have seen situations like this where that has been the case.  They didn’t hire on to sit in a Board room and have us just methodically go through situations like this and then them have to just blindly vote against us.  They didn’t hire on for that.

They want this to be easy for them and as the more difficult it becomes in terms of work load and they have to consider their liability and fiduciary duties and we cause them to do that at every step, this gets tiring for the. And also there is very few Board members who are willing to write a dissenting opinion in a proxy statement which we have the right to do, any Board member.

So when we say fine go ahead and you guys can agree to that.  We don’t have to have unanimity but we are going to write a dissent in the proxy statement.  Whatever it is it is not going to happen.  They are not going to do it.  So there are plenty of tolls here but the main on is the research and the constructive approach we take.  You know I mentioned Tony earlier.  He is here as his own man.

We welcome that and I want him to make a few comments here because we have been you know pretty strong.  We have $700 million in this.  We feel this right here in the gut and so you probably see some of that deeper emotion we have here. We are very dedicated to having all of this reversed.  Tony cal look at it from a little bit different angle, more objectively, more from the long term and from the industry’s perspective and we welcome those kinds of perspectives and so that is what I am asking Tony to do now.

TONY TERRACCIANO :  That is the first time anyone has ever referred to me as a calming influence.   You saw the earlier truck with my picture; I don’t know how long it took me to find my confirmation picture to put up there.  The first issue of course is what the hell I am doing here because those of you, many of you who have dealt with me in the past know that I have had some strong doubts about many analysts, many asset managers and hedge fund managers.

I have had opinions about all three of those groups.  My problem with analysts over the years has been the problem of a sequence of single variables.  They also want to talk to you about one thing today, it might be asset quality.  Six months from now it might be liquidity and I found it very distracting because if you run a bank you have to manage all the variables all the time.

And unfortunately not everybody is a Carol Berger or a Mike Plodwick who is sitting here and so it is frustrating for management and I can understand why a CEO gets upset from time to time.  My problem with asset managers has been the ever narrowing time frame for their investment and many of them can be very disruptive in their execution both getting in and getting gout of a stock.  My experience has been for many of them there is little subtlety in an analysis of any strategic option available to a company.

And practically no subtlety when tit comes to issues to poison pills and staggered board where it is possible to have a difference of opinion even with the courier in Rome or ISS or people of that type. I mean it is possible to feel that a tool in the right hands can protect shareholder value not just threaten it.  So I have been reluctant, my history has been pretty well know, I have been reluctant to support unbridled activism (ph) because I have always been concerned about unintended consequences of increased activism (ph).

To paraphrase John Updike, you know analyzing a bank is to running a bank as staying it to shore, hugging the shores is to sailing on the open seas.  I mean there is a difference in the tasks and so I have been reluctant to g involved in situations like this but I have also learned that you have to be cautious about absolutes.

Some of my experiences especially the most recent one with Riggs (ph) have convinced me that there are cases where outside pressure either from regulators or the market place plus new board members are necessary in these cases to quickly change a bank’s culture and behavior and thus to protect shareholder interest.

In today’s operating environment where for a financial institution a question about corporate governance can have such negative effect, pace of change is almost as important as the direction itself.  But you have to do it quickly.  Because the industry is in my judgment well regulated, theses instances should be the exception. But where they exist I believe they should be addressed.

I think it is important to the industry to protect its standard of government, governance and to prevent a few cases from making life more difficult for everyone.  The best example of that is Sarbanes-Oxley.  If you look at the average company and I sit on three public Boards.  If you look at the average company and do an analysis of the proportionality of the increased costs associated with Sarbanes-Oxley and the incremental benefit associated with it, for the average company I don’t think you get a satisfactory relationship.

And that happened that over regulation and excessive requirement had to be because of a couple of very serious cases.  So I think it is important for any industry to try to protect its own standard by policing itself. Now if Santander deal closes, two Santander Directors plus two new outside Directors in my opinion would bring about a significant improvement in Board performance and therefore bank results.

And ironically therefore that would be a significant value added to management.  If the Santander deal does not close, two new independent Directors are even more necessary to get the kind of change that I think should be expected.  Now would a reconstituted Board do?  First it would ask a very basic question, I mean ask it seriously.  Why after so much hard work and why after building an impressive franchise is there so much concern in the market about strategic intention and performance.

Now for a Director concern about strategic intention by itself would be significant.  Concern about performance would be significant.  In combination the significance just can’t be ignored.  This should be a warning sign for a Board and the response should be thoughtful analysis not just defensiveness. Secondly, coming out of the analysis of that question, it seems to me a reconstituted Board would want to clearly define and communicate the financial performance objectives for the firm.  It is no secret, you saw the chart earlier, most good analysts would should you a similar chart.  These are the variables for a bank that either create or destroy shareholder value.

If you can reach a high standard against those variables consistently you will create shareholder value.  I think a Board should insist that those financial performance objectives be defined and then they should be communicated to the marketplace and what should also be communicated is an estimated timeframe to achieve those target levels with consistency not just one good year, all right.

So here is what I am going to shoot for and here is how long I think it is going to take to get there.  Thirdly, such a Board would insist and would announce that insistence that any acquisition or change in strategy by the company be justified on the basis of either reducing the time to get to that higher level against those financial performance objectives.

This acquisition will reduce the time required to get there or it will allow us to reach an even higher level in the same amount of time.  All right.  So you set the financial performance objectives.  You estimate the time and then if you announce an acquisition or change in the strategy you justify it within that framework and you make your case. Finally I would hope that a reconstituted Board would adopt and communicate two ways to win strategy for the company.

The shareholders either going to win because we are going to execute the strategy brilliantly or is going to win because we are going to sell the company.   There are two ways to win.  These steps in my opinion would minimize the ongoing market communication issues.  The objectives are clear.  The time frame is clear. Any significant move is explained within the framework of all that.  And then you execute.

If you communicate that way and you execute I don’t see any reason why you can’t create the shareholder value that is being talked about.  Now can it happen with the current Board?  I see no evidence of a perceived need on the part of the Board for major change.  As a matter of fact the company as said that are above averaging governance.

But even if a change were initiated, the market has erected such a huge burden of proof that there would be a delay in any market reward for the change being discussed. It would take longer for the shareholder to get the return.  And by the way, I don’t necessarily agree with everything that Ralph said but the things we agree on are much more significant than what we disagree on.

I have never been associated with a bank that didn’t have loans to its own Board members.  All right, but they are analyzed very carefully.  The regulators look at them.  They have to be justified on an arm’s length basis and I haven’t done the analysis that you heard this morning.  I just wanted you to know that it is possible to have loans to Directors that are perfectly appropriate. All right.  Now could Santander along in terms of their two Board seats be sufficient to accomplish what I just described in terms of change in culture?

Here again there may be some differences of opinion between myself and you all.  I have actually worked with Santander.  I have a great deal of respect for that bank.  I think they are a world class financial institution.  I have never seen them in dealings with me do anything that wasn’t professional or shareholder oriented.

But I believe that by themselves the kind of change that is required will take longer.  I mean look, be practical.  The first they are going to have to do is establish a good working relationship with the other Board members and with management.  All right.  That requirement is going to slow down I believe, it is just human nature.  It is going to take a little bit longer to get some of these changes made because they are going to have to establish trust all right.

Fundamentally, and I think it is ironic in a way.  I will say it again.  Both management and Santander would benefit by having two additional outside Directors and I think the industry comes out ahead because we can avoid the types of problems that other industries have faced in terms of governance.  I think we ought to set a high standard in financial services and I think we ought to do whatever we can to live up to that standard.  Thank you.

RALPH WHITWORTH:  Well thank you Tony and again we appreciate his input.  It has, it really has at times tempered some of our views, given us some insights.  When I met him the first time I said Tony what would you do here?  And he articulated just as eloquently as he did a few minutes ago the approach you should take and it was so simple.  It was so clear that I said you know you just said in about four or five sentences what I have been using about three paragraphs for.

But he is exactly right and I think we all intuitively know that is what you do.  YOU set targets.  You incentivize management right towards them.  If they can reach those and the market appreciates it and puts the right value on the company then you are a good, strong independent franchise.  If you can’t do that, then you have to consider selling the company particularly considering the synergies that are available with these end market transactions.

So with all of that said, I just again want you to think a lot about this situation not just in terms of the specifics of Sarbanes but in a larger, in a larger context of our capital markets.  We are all participants in them.  It is the real engine behind this country, behind the capitalist system that is spreading all over the world and you know it might sound a little bit gratuitous for me to say that we could spiral all the way down into the economy in this big capitalist and point to this one deal.

But darn it, this is the first test and this is going to be a defining moment.  I can guarantee it.  I have been following this stuff for 20 years or longer actually and this is a test.  So get involved in this, just the fact that you have shown up here.  Get some letters over to the New York Stock Exchange, down to the SEC.  Call the company.  You know what we need is we need answers.  We need independent Directors.  We need better disclosure.  There is a lot that can be improved here.  We are going to do the heavy lifting.

I even as I said we will pay for the darn shareholder vote if that is the problem.  We know it isn’t but if that will flush them out on it.  And we will do all this work e have been doing and we will continue to do it.  Somebody said what are you going to do if we lose?  We don’t lose because we don’t go away.  It is not a matter of whether this tactical things doesn’t work or this agency doesn’t go along with us or this shareholder vote doesn’t come out the way we though it did.

We are still here.  We are still going to monitor these statements, monitor these disclosures, monitor this performance.  We are stewards of our client’s assets.  We are long-term investors.  A lot of our investments have gone seven over seven years.  We are going to be here on this as long as this stock is discounted and we can identify where that discount is coming from

So don’t expect us to go fold up our tent and go lick our wounds because that is not what we do if you go look at our history.  We are on this project and we are going to stay on it until this discount is released.  OK, we are going to have time for some questions and answers and you can direct those questions to anyone here.  In fact why don’t you fellows, Rodgin, David and Tony and Mark come up here?

For those of you in the rooms, the outside rooms there are some folks here that have had to leave early for other appointments or for one thing or another in this main room so if there are few that want to come over that is fine with me.  The ushers might not be that happy with that but there is about 10 or 12 or 15 seats here. Then also listen to these questions that we get here.

If there is some burning questions that you think wasn’t addressed or wasn’t asked grab one of us outside the room here or come over to the door here and tell someone that you think they have missed something big here. Here I have a note, let me glance at into OK, Clarify that, they say they are going to take some questions from the over flow rooms.  They are going to pass them on to me.

So that is nice.  Here are few of them here.   I am going to give these to Dave and then if you can just kind of watch David to see if we don’t get these questions or Jay or somebody as we field them then we will get to these. Yes, right here.

UNKNOWN MALE #1:  The part of your presentation that (INAUDIBLE) lead to, I thought perhaps, I thought you were giving it much too much credit.  The fleet 2 acquisition albeit reducing the capital and whatever but it turns out that that was a very, very good acquisition in my opinion.  It was essentially a branch acquisition, had a 9.0 percent deposit premium, fully tax deductible.  So net maybe 6.0 percent.  I mean it was the deal of the century, nothing like ICBC.

RALPH WHITWORTH:  OK, well that is fair.

UNKNOWN MALE #1:   So I put your fleet 2 minus maybe should have been fleet two minus, minus.

RALPH WHITWORTH: OK, we didn’t have enough minuses there.  All right yes, we used that to dramatize the point about the capital because the regulators were nervous as heck.  In fact we were down to see the regulators to explain to them what we are up to here, make sure that they understood who we were and how we were going to conduct ourselves and they said that their concern is of course as we know thing like this and that we wouldn’t be voting, you know overleveraging the company and then in fact that is what these folks are doing.

But that was the point and I think you are absolutely right.  I don’t necessarily agree that we were paid even though the Fleet deal did work out in terms of being able to integrate it.  I don’t think the shareholders that were in Sarbanes (ph) before that were paid for the risk that was taken, but yes operationally they got it integrated and I think the got some good savings out of it.  OK, next, OK back there.

UNKNOWN MALE #2: Yes, the ICBC transaction is a separate transaction from the Santander deal at least as I read the merger agreement and although there is a tendency to talk about them as one (INAUDIBLE) event.  So what will happen if Sovereign no longer has the Santander deal and that is successfully thrown out to the ICBC deal?  Won’t that still be a binding contract on Sovereign that they now have to come up with the $3.6 billion to complete?

RALPH WHITWORTH:  OK, there has been, there is some vagueness in the documents.  There is some uncertainty.  I don’t know maybe Rodgin is the most qualified to at least I mean we don’t want to speculate about how that might come out but we have read these documents closely.  Is that on? Yes, just get real close to it.

RODGIN COHEN:  We do think as the question was (INAUDIBLE) that in fact there would be a binding obligation to do it, to complete the ICBC deal.  Well there are lots of options.  As Ralph said we are not going to get in to a lot of speculation but one obvious answer would be to restructure ICBC like the vast, vast majority of all bank deals are done which is then put in a big slug of equity into the deal itself.  I mean you very rarely see an all cash deal expect in a distressed situation.  So that is one option.  They could go to the market for the equity.   Any number of options are available.

RODGIN:  Next, yes ma’am there in the front.

UNKNOWN FEMALE #1:  (INAUDIBLE) get rid of the CEO or (INAUDIBLE) the by-laws in (INAUDIBLE).

RODGIN:  Well (INAUDIBLE) I think this is a very important question.

UNKNOWN MALE #3:  Will you repeat it because

RODGIN: Yes the question was is there any precedent for a Board giving away the right to veto the firing of the CEO.   By the way a new CEO has to be reasonably acceptable to Santander or the right to veto any change in the by-laws.  I am not going to say that has never happened.

I do think it would be extraordinary that a Board would give away that right because I think Ralph said it correctly; this is one of the most fundamental rights that a Board has the firing and hiring a CEO. And to surrender any substantial part of that to a single investor raises the most serious corporate governance issues.

RALPH WHITWORTH:   Yes, we haven’t seen it before but I mean there may be cases of it in the annals of corporate America but in our observation this is highly unusual.

TONY TERRACCIANO :  Can I say something. Tony.

RODGIN:  I think you are going to have to, Tony I am sorry.  Get real close to that darn thing.

TONY TERRACCIANO :  In turn around distressed situations where you have private capital coming in you I have seen and as a matter of fact did it once where you have to protect the new capital coming in from the right management being able to fix the bank, all of a sudden having them wake up and having that management fired.  So you can do it on a management group basis that they can fire the entire management group.

RODGIN:  Yes, I think that is a good point that Tony makes is that there are situations in distress where you are out there.  You just have to get that capital.  The other shareholders are welcoming it and would be delighted to see it come and they are you know if you had a shareholder vote they would approve it , where they might want that kind of protection because they are coming in at a risky moment.

So there could be some cases like. That.  I think what you have to have is an overwhelmingly compelling reason to do that.  To do this deal which is essentially their justification for raising this capital I mean it isn’t even close.  It is not even, I mean you saw where they could be if they didn’t do the deal. Go ahead, back there.

UNKNOWN MALE #4:  Can you walk us through the New York Stock Exchange process?  Is there actually a formalized process?  What kind of timeframe do you expect?  What kind of communication might be put into the public marketplace either from a representative of the New York Stock Exchange?  Is there someone we can write letters to?  I mean what is the best way to kind of bring this into a more singular process?

RALPH WHITWORTH:  OK, why doesn’t Rodgin speak to that or I have been briefed on that but I think he is most familiar with it.

RODGIN COHEN:  There is no formal process of which we are aware and we have been in contact of course with the Stock Exchange before we filed the letter. As far as the timing is concerned, we think that the Stock exchange which really has become a well known steward of good corporate governance will follow two basic principles here.

One they will consider this carefully and thoughtfully and second they realize that this is very critical market information and therefore they will at the same time try and move expeditiously and reach a conclusion and disseminate that to the marketplace as soon as possible.

One question which has been asked which is related is well has this ever happened before?  I think the answer to out knowledge is probably no but that is not surprising because we don’t think we have ever seen a situation where there was such a clear transfer of control without seeking a shareholder vote.  So it is not surprising that there is an absence of precedence.

And we would recommend I hope I am not doing a Mr. James Duffy a disservice here by creating a deluge of letters.  But our own letter is addressed to James F. Duffy who is the Senior Vice President and Associate General Counsel of the Exchange.

UNKNOWN MALE #4:  If I can just have a quick follow up.  There was also in one of the articles today a statement that they might have contemplated with the New York Stock Exchange the structure of this transaction prior to announcing it.  What would your response be to that?

RALPH WHITWORTH:  Yes, I was asked about that this morning.  If everyone is familiar with what this gentlemen is referring to.  There was a reference that they had received tacit approval from the Stock Exchange on this. Well if that is the case and I don’t think it would be unusual that they would have run this by them in however cursory way.

If that is the case, I believe that they would either have misrepresented the deal or it would not have, they would not have gone through these control items so thoroughly or thoroughly at all if at all.  They were probably focused on this 19 too make sure their calculations were right on the 19.89 percent.

But it just would shock me that the New York Stock Exchange would you know informally say that this would be OK the change of control matters if they knew the whole story and saw the whole picture.  They are very methodical folks over there.  They understand.  They have the stability of the capital markets partly in their hands and I don’t think they just would have willy-nilly approved this as the company as some source that.

RODGIN COHEN:  If I may Ralph, I think that Sovereign should be asked, did they go to the Stock Exchange and ask whether there was a change of control and disclose to the Stock Exchange all the control features which are included in these agreements?  Did they go to the Stock Exchange and explain to the Stock Exchange the huge amounts of treasury shares which will need to be issued even to have a shot at an exemption or that is something which is unique in our experience that the agreement actually provides that in order to acquire sufficient treasury shares Sovereign will go out is obligated to go out buy in shares and then reissue them to Santander so they can try and use the so called treasury share exemption.

RALPH WHITWORTH:  OK, David just handed me one of the questions which ties back to an earlier one. When we talked about the time frame.  There isn’t a formal timeframe.  Rodgin thinks that they will approach this methodically but expeditiously.  Then what happens if you lose somebody says the New York Stock Exchange appeal?

Of course as practical folks we would consider that.  We like to look at least three or four chess moves down the board.  If we lost that which we think won’t happen but if we were to.  We will speculate about that.  Then we go to the next step.  We need to get on this Board of Directors.  The vote that they have placed with Santander or will place or purported to be placing will not block us in any absolute way at all.  In fact it is probably infuriated more shareholders or a higher percentage than the stock they are placing.  But you know it does, the math says it makes it that much more difficult for us but we will push on with this and we will fight at ever steps as stewards of these assets to preserves our rights and the value of this stock.  So we will go to the next thing.  We will try to make sure they have their meeting on time and that we get a vote.  We will bring attention to this.  We will do all the things we are doing.  Go ahead. Let’s get one back here.

UNKNOWN MALE #5:  Thank you for holding this forum and I don’t think there is anyone in this room that would disagree with most or all of what you said earlier.  But one of the key themes throughout this whole process over the last several months has been has actually not been one that I would have come to the forefront and that is the fact that Sovereign maybe an attractive asset to someone other than Santander particularly at a price higher than $27.00 and I think you said earlier that these assets could be put to use in better hands so I guess in a long winded way I am asking if you believe there are other interested parties, party or parties in Sovereign right now.

RODGIN COHEN:  OK, we are hearing a lot of rumors as you probably have and others.  We don’t buy and sell stock based on those.  WE don’t take steps.  You know we are cautious so we look into things.  No one has contacted us and confirmed that they have interest in this.  It is logical that they are.  This is an end market deal for a number of larger players, have lost of cost save potential.  It is a very attractive footprint.  It is a consolidating industry.  So you know it would be very logical that there are very interested parties.

RALPH WHITWORTH:  OK, right over here.

UNKNOWN MALE #6:  Do you believe that any of the actions that the Board has taken or that Jay has taken either resuming this deal or the strange disclosure rises to the level you consider cause, are you thinking about taking any actions to get rid of them?

RALPH WHITWORTH:  Well this you know the way we approach things, did you hear that?  We are very direct at the way we go at things.  May be you are getting a sense for that but we believe that the ultimate responsibility. This is part of our philosophy, part of our investment strategy, the ultimate responsibility is with the Board.  The Board of Directors, if you follow through the law and the tradition that is where the buck stops. OK.

So we believe that this company has a serious issue with management credibility.  We believe the Board should be addressing that.  We believe because of their conflicts they won’t or haven’t been willing to and so therefore as Board members that would be something that we would focus in on heavily and if that, if we had to have a management change to improve that credibility then absolutely.

We have no problem with making management changes but we don’t stand at the outside you know like sitting at ringside and taking pot shots at the CEOs.  I mean the case is there but we would do it from the Board.  But this Board is not going to do it.

UNKNOWN MALE #6:  OK.

RALPH WHITWORTH:  Yes.

UNKNOWN MALE #7:  (INAUDIBLE) to stop any of these transactions.

RALPH WHITWORTH:  Litigation certainly.  I mean all of you would expect that we have considered those alternatives and we continue to consider them.  We are looking at various approaches that would involve litigation.  You know the first one if we have to go to court probably the first place is gong to be to enforce the books and records request.  But we have not definitively determined any of that yet but those are among those other alternative approaches that we are considering.

DAVID:  We have a couple of more questions down here that we can handle.  Do you want to go ahead and cover those?

RALPH WHITWORTH:  OK.

RODGIN COHEN:  Sure David. The first question is, if the Stock Exchange ruled in favor of our petition is there anything that would prevent Sovereign and Santander from restructuring their transaction and thereby avoiding the vote?  I think that the answer is probably no. But the question is will Santander be prepared to do so.

What it would take would be eliminating all these control features, two Board seats, special protections against third part, veto rights, special (INAUDIBLE) in a sensitive position.  At some point Santander says this isn’t the deal that I signed up for.  So it is possible but you are really going to have to do a lot of heavy lifting to those agreements in our view to get rid of the control feature.

The second question is what roles do the bank regulators play in this transaction.  It is a little bit complicated as to why but the bottom line is that the only regulatory approval federal of which we are aware is the Federal Reserve Board.  That is consistent with the documents for the agreements the Federal Reserve would need to approve this transaction and as Ralph indicated earlier we will consider what actions we take with the Federal Reserve in terms of a protest.

RALPH WHITWORTH:  OK here are some good questions and then maybe we will take a few more from the floor.  It says to guarantee to fellow shareholders that there is no conflict if elected would you forego the compensation you know Board compensation fees essentially and that would seem that the reward of share appreciation would seem like enough and that out outweigh the money you would receive as Board members?

If the Board fees are set correctly and they are fair then we would receive them like all other Directors.  We would insure that they were fair before we did and that means we would look at it from the overall context of the company size and so on.  But what happens with our board fees is that 90 percent of our fees go on and we pass them through too our clients because after all we are serving on that Board to enhance that investment that is our clients and so that is how we are structured internally.

So there isn’t really an incentive here for us on Board fees.  This person is right.  But on the other hand because we are doing the work and making the effort that we should necessarily forego them. It hasn’t been a major focus of ours.  When we are on Boards, trying to get the Board fees up or anything like that but we take them.

Would you support the Santander transaction if the terms of the agreement were relaxed you know essentially I think they are focused on these control issues.  Well you know hypothetically you know we have heard from Tony about these folks and hypothetically would this be a favorable transaction?

 I don’t think the company needs (INAUDIBLE) right now.  They don’t need this acquisition.  They were improving their metrics and their capital ratio and everything before this.   I wouldn’t sell equity at this price if I were there.  I wouldn’t approve that.  But under some hypothetical circumstances yes.

We would have to feel comfortable if the Board representation was part of it that there was a counter balance there, because while they as I said before may be highly qualified they do have an interest that is at odds with the other shareholders fundamentally.  So, yes right in the middle there.

UNKNOWN MALE #9:  In the event that the Santander deal is defeated but the obligation to purchase I see basically continues has there been an analysis of the impact on the tangible asset ratio based on financing ICBC either through debt or equity.

RALPH WHITWORTH:  I think we have looked at that.  AS you can imagine that is not a favorable, that is not a favorable analysis.  So what you have to do is you have to say are we going to be coerced into accepting conditions of this company because the original motivation was to place stock in friendly hands.  What happens here if he is right and he has been talking to these folks since January is that they went out and rounded up this investor to place this stock?

You know the interesting thing about it; we have been talking about this shareholder vote.  If you go look in the agreement, you know he says it is because of the expense.  They sat here and agreed it is right in the writing on this darn thing.  I was looking at it last night, that they that this deal, that they are required to do everything they possible can not to have a shareholder vote.

They used their best efforts it says to Sovereign shall not and shall not permit any of its subsidiaries to take any action that would require any vote of the stockholders of Sovereign to be taken with respect to these transactions contemplated by this agreement.  They can’t seek a vote of their stockholders prior to. I mean this goes on and on.  These people I mean why would you give that up?

I wonder whose idea it was to put that in there.  So these agreements are very specious on their face whether they were agreed to by independent Directors is highly, highly questionable.  Whether they have that validity, we understand that this thing was done literally in a couple of days.  That is our understanding with Independence.  What kind of work was done, how the bankers conducted themselves, what type of diligence, there are some big issues here?  And you are pointing to one of them.

But who is responsible if we end up having to incur that kind of damage to the company and you know there are some big questions here. There are some big players in this deal.  And if you know we have seen from these last scandals that these days they don’t get off the hood because of some fine print in their agreements or their indemnifications.  We are going to call it what it is. OK.

UNKNOWN MALE #9: I want to add my appreciation for you holding the meeting.  I think no matter how things turn out I think this is a great idea.  I don’t think that there are any of us who don’t believe that Sovereign is undervalued or that you know in the hands of better management the shares probably are worth you know I guess you pointed out $31.00 would be our assessment o fair value whatever.

My question is Jay Sidhu has I followed the bank for a long time.  Jay Sidhu I think owns more shares than any other individual.  He is rarely if ever sold stock that I am aware of.  There were rumors just to follow up the gentleman’s question in the back that they received an offer last year from RBS at you know significant premium to where the shares were trading and I guess my question is.

You know do you really think that if a bidder were to emerge that Jay would you know the management team would really turn down a $31.00 to $36.00 offer?  What would be his incentive for doing that/

RALPH WHITWORTH:  Well his incentive for doing it is very clear. You talk about stock ownership, so if you draw a line on the stock price like you saw on some of our earlier charts.  And then you take and add to that the perks and pay that Jay has taken out of this deal and how much of that stock came from part of a compensation program and stuff and draw that line, his line is way above ours let me tell you.

It is going to continue to be for a long time.  He is very artful at making sure of that.  So he is not worried.  He has already got the premium because through control of the situation he has got a lot better from this business solution than we do as investors.  So you know a lot of times investors are fooled, not fooled but they fall into this, this belief that because the management owns stock they are always going to do the right thing.

Well we have seen that you know we have seen people do things that are so inconsistent of what you would intuitively think of their own economic interest because of the pay, perks, power, prestige that goes along with these jobs.  And you know lots of dynamics going through that type of decision you know in just the typical human being.  So don’t count on that.

UNKNOWN MALE #9:  Just to follow up you know why would you suspect that another bidder would not use this opportunity to step forward and.

RALPH WHITWORTH:  Well I didn’t say I didn’t suspect they would.  But boy they have made it tough for them.  But you know the, the incentives, when you get back to the incentives here don’t get pulled into this whole thing where we own stock so of course we are going to do the right thing.

RODGIN COHEN: Ralph, could I just add that between now and when they close there is one of the strongest lockouts that I have ever seen.  They cannot, this Sovereign cannot even respond to an inquiry without violating the agreement.

RALPH WHITWORTH:  They can’t even receive an offer so they have to throw the FedEx in the garbage.

RODGIN COHEN:  Normally you would see a fiduciary out clause.  You would look long and hard to find a fiduciary out clause in this transaction

RALPH WHITWORTH:  Yes, there isn’t one.  We looked for it.  We tough responsible Directors would put one in.  OK, right back there, somebody has been waiting. Yes.

UNKNOWN FEMALE #2:  Hi, there has been some talk that there is provision in Sovereign’s charter that enables removal of a Board member with more than majority vote.  I am just curious if you guys believe that is an option and whether or not you would follow that option?

RALPH WHITWORTH:  We have investigated that and you are right.  Whoever gave you that information to speculated that, there is such a provision?  It is not tested well in Pennsylvania and we are not seeking control of the company.  It works best if you are trying to remove all the Directors.  That is a mechanism that we continue to investigate.  We have our Counsel from Pennsylvania that have been advising us and they are continuing to work on that.  It is one of the issues that they are looking at.

UNKNOWN FEMALE #2:  when they invested in Fidelity when you did have you shareholder vote, they didn’t at that time it sounds like seek control.  Knowing them the way you do, why do you suppose that they have structured this transaction so differently than, I mean they have done transactions all over the world where they have had you know these kind of interests.  But this one seems materially different.  Do you have any insights as to why they would even choose to structure this transaction so differently than yours?

RODGIN COHEN:  No, but don’t forget when they made the investment in First Fidelity it was at a time, it was a turnaround when the entire industry was in trouble.  So they were making a huge, a huge in their minds a huge gamble on this economy coming out of the real estate crisis and a particular management team.  It is quite possible that they though that they weren’t facing a risk of someone else coming in, because the problem at that time was getting people to invest capital in the banking industry.  I don’t think they felt threatened by someone else coming in and I don’t think that they felt at that time that they needed any particular different set of controls in order to accomplish their purpose.  Now I also don’t know what their U.S. crediting is right now.  I haven’t talked with them about what their U.S. crediting is right now. I think they had an open mid when they did the transaction with us where they said if it works out fine.  We will expand our presence but maybe you know we will just invest now in order to make a gain within two or three years.

It is quite possible that right now they have a longer run U.S. strategy, that this may (INAUDIBLE), that this may be a strategic vehicle for them and they want to make sure that vehicle is permanently there.  So I am mean I can’t compare their strategy right now to what it was in 1991 because I know what it was then but I haven’t talked to them about their strategy now.

RALPH WHITWORTH:  OK, well I think with that, David tells me that the cards that we have covered all the matters.  We could talk about this for ever.  And so we are going to wrap this up now and thank you for attending.  Thank you for your interest in this and support.

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